SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For February 23, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	The Press Release issued on February 23, 2009.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 23 February 2009
ING to appoint Patrick Flynn as Chief Financial Officer
ING announced today that the Supervisory Board intends to nominate Patrick Flynn (1960, Irish) for appointment to the Executive Board at the annual General Meeting of Shareholders of 27 April 2009. Upon appointment Patrick Flynn will become the new Chief Financial Officer of ING.
Patrick Flynn is currently Chief Financial Officer of HSBC’s global Insurance business, based in London. Previously he served as CFO for HSBC’s banking and insurance operations in South America from 2002-2006.
After joining HSBC in 1989 he held a number of roles in auditing, treasury, and finance and control. In 1995 he became Senior Manager of HSBC Group Finance, handling liquidity management, cash management, group balance sheet management and policy development. In 1998 he joined the finance department of the Group Treasury before becoming Head of International Finance Control in 1999, with oversight of financial control for the Group Treasury’s overseas businesses.
Patrick Flynn, who started his career at the auditing firm KPMG, is a Chartered Accountant and a Member of the Association of Corporate Treasurers. He also holds a bachelors degree in Business Studies from Trinity College Dublin.
Jan Hommen, Chairman of the Supervisory board and CEO-designate said: “I am extremely pleased that such a highly qualified professional as Patrick Flynn will join ING in the important position of CFO. With his experience in a broad number of roles in both banking and insurance, I am confident that Patrick will play a valuable role for ING in the coming years.”
Subject to approval by the Dutch Central Bank (DNB), Patrick Flynn will succeed John Hele who, as announced in October 2008, will leave ING and relocate to the United States for family reasons. As of 1 April 2009 he will become Chief Financial Officer of Arch Capital Group, a Nasdaq-quoted international insurer. Until the end of March, John Hele will complete the annual accounts and filings for the financial year 2008 and will work with Patrick Flynn on the transition of duties.
Press enquiries
Raymond Vermeulen
ING Group
+31 20 541 5682
Raymond.Vermeulen@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 125,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: February 23, 2009